SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 1-7784

     NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [X] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:          DECEMBER 31, 2000
                                     -----------------
     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:  N/A
                                            ---
     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,
identify the item(s) to which the notification relates:   N/A
                                                        --------


PART I -    REGISTRANT INFORMATION


Full Name of Plan -  CENTURYTEL, INC. UNION RETIREMENT SAVINGS PLAN AND TRUST
                     -----------------------------------------------------------

Former Name of Plan -  CENTURY TELEPHONE ENTERPRISES, INC. RETIREMENT SAVINGS
                        PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
                       ---------------------------------------------------------

Full Name of Registrant - CENTURYTEL, INC.
                          ------------------------------------------------------

Address of principal executive office - 100 CENTURYTEL DRIVE, MONROE, LA. 71203
                                        ----------------------------------------


PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
 [X] |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The CenturyTel, Inc. Union Retirement Savings Plan and Trust is administered by a third-party plan trustee. The plan changed trustees effective September 1, 2000. The non-discrimination testing that must be performed prior to completion of the plan's Annual Report on Form 11-K for the year ended December 31, 2000 (the "Report") has been delayed due to the plan initially receiving incorrect data from the previous plan trustee. The corrected data has been received by the plan and it is currently in the process of performing the non-discrimination testing. The plan expects to complete the required non-discrimination testing and file the Report and the accompanying Financial Statements prior to the date indicated in Part II(b) above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        NEIL A. SWEASY                             (318) 388-9817
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             N/A             [_] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


        CENTURYTEL, INC. UNION RETIREMENT SAVINGS PLAN AND TRUST
--------------------------------------------------------------------------------
                  (Name of Plan filing this Form)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  JUNE 29, 2001                By   /S/ R. Stewart Ewing, Jr.
    -------------------            ---------------------------------------------
                                        R. Stewart Ewing, Jr.
                                        Retirement Committee Member and
                                         Executive Officer of CenturyTel, Inc.


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).